

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Via E-mail
Gregory E. Lichtwardt
Executive Vice President and Chief Financial Officer
Accuray Incorporated
1310 Chesapeake Terrace
Sunnyvale, California 94089

> **Re: Accuray Incorporated**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed August 29, 2014**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2014**
> **Filed February 6, 2015**
> **File No. 001-33301**

Dear Mr. Lichtwardt,

We have reviewed your response letter dated February 27, 2015 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, Segment Information, page 92

1. We note in your response to prior comment 1 that you believe the CyberKnife and the TomoTherapy systems are similar products that do not require separate product line disclosure under FASB ASC 280-10-50-40. We note that the company has a narrow product line, comprised of the Cyberknife and TomoTherapy systems.   We also note that the two systems are separately discussed in detail in your 10-K and on your website, noting the differences in the

capabilities of the two products. To help us better understand your determination please further explain to us the similarities and the differences between the two systems and their uses. Also, explain to us how the narrowness of your product line was considered in assessing whether disaggregated disclosure is required under FASB ASC 280-10-50-40.

Form 10-Q for the Fiscal Quarter Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.   Please expand the analysis that you provided to us in response to prior comment 6 to:
   - address Regulation S-K Item 303(a)(3)(iii), including why you believe your disclosure provides all required information regarding the extent of changes attributable to volume versus price, and the reasons for those changes. In this regard, we note that page 19 of your most recent Form 10-Q attributes changes in the dollar value of orders to "product mix" and page 20 attributes changes in product net revenue to "product configuration mix" and changes in gross profit to "product mix;" include in your response to this comment your analysis of (1) how your disclosure permits investors to understand how and why mix changed in a manner that resulted in these effects, (2) whether and why there are material decreases in the price of a class of your products that would not be evident from disclosure that addresses solely aggregate price changes.
   - address why you believe your disclosure in your most recent Form 10-K provides all disclosure required by Regulation S-K Item 101(c)(1)(i), or provide us the disclosure that you intend to include in future filings to do so.

3.   We note the last paragraph of your response to prior comment 6. When you present multiple factors affecting margins, please ensure that your future filings clearly discuss the magnitude of the effect of each material factor.

Backlog, page 18

4.   We note the statement in your response to prior comment 4 that you believe your disclosure addresses the portion of your backlog not reasonably expected to be filled within the current fiscal year. Expand your response to clarify where you believe your disclosure provides this information.

Net Revenue, page 20

5.   Please reconcile the product revenue disclosed in your periodic reports with the individual product volume and price information that you provided in response to prior comment 6.

You may Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Maher at (202) 551-3184 or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief